UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   August 6, 2009

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin	53718
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (608) 458-3311

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 **Results of Operations and Financial Condition.**

On August 6, 2009, Alliant Energy Corporation (the "Company") issued a press release announcing its earnings for the second quarter ended June 30, 2009. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 **Financial Statements and Exhibits.**

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated August 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: August 6, 2009   By: /s/ Thomas L. Hanson
                                              Thomas L. Hanson
                                              Vice President-Controller and
                                              Chief Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated August 6, 2009

Exhibit Number

(99.1)   Alliant Energy Corporation press release dated August 6, 2009.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE   Media Contact: Rob Crain (608) 458-4469
                                                      Investor Relations: Susan Gille (608) 458-3956

ALLIANT ENERGY ANNOUNCES SECOND QUARTER 2009 RESULTS, LOWERS 2009 GUIDANCE DUE TO CONTINUED REDUCTION IN INDUSTRIAL AND WHOLESALE SALES AND IMPACTS OF COOL JULY WEATHER

MADISON, Wis. – August 6, 2009 – Alliant Energy Corporation (NYSE: LNT) today announced net income and earnings per share (EPS) for the second quarter of 2009 of $29.1 million and $0.26, respectively, compared to $60.8 million and $0.55 for the same period in 2008. A summary of Alliant Energy's second quarter earnings is as follows (net income / (loss) in millions):

	2009		2008	
Earnings from continuing operations:	Net Income	EPS	Net Income	EPS
Interstate Power and Light Co. (IPL)	$15.6	$0.14	$16.7	$0.15
Wisconsin Power and Light Co. (WPL)	10.7	0.10	19.5	0.18
Subtotal Utility	26.3	0.24	36.2	0.33
Non-regulated	4.7	0.04	12.6	0.11
Parent	(1.9)	(0.02)	3.0	0.03
Total earnings from continuing operations	**29.1**	**0.26**	**51.8**	**0.47**
Income from discontinued operations	**--**	**--**	**9.0**	**0.08**
Net income	**$29.1**	**$0.26**	**$60.8**	**$0.55**

Second quarter 2009 utility earnings were down $0.09 per share compared to the same period in 2008. However, $0.08 per share of the earnings decline was due to restructuring and impairment charges in the second quarter of 2009; including $0.06 per share of restructuring charges associated with cost reduction efforts, and $0.02 per share for an impairment of IPL's steam assets resulting from a recent decision to discontinue providing steam service in downtown Cedar Rapids, Iowa in late 2009.

The lower earnings in the second quarter of 2009 for Alliant Energy's non-regulated businesses were primarily due to a $0.04 per share reduction in tax benefits from an IRS audit settlement in 2008 that benefited the second quarter of 2008 and operating results at RMT, Inc. that were $0.03 per share lower than the second quarter of 2008.

Results at Alliant Energy's parent company were negatively impacted by lower balances of and lower interest rates on cash and short-term investments and increased professional expenses incurred in the second quarter of 2009.

"Excluding the restructuring and impairment charges, our second quarter 2009 results for our utility business were flat compared to the same period last year. In analyzing the two utilities separately for the second quarter, WPL is significantly under-earning, whereas IPL's earnings are comparable to the same period last year," said Bill Harvey, Alliant Energy Chairman, President, and CEO. "Continued pressures from the economy and record cool weather in July have proven to be larger than our internal ability to prudently reduce operating costs. As a result, we are lowering our earnings guidance for 2009."

"The path to restoring utility and RMT earnings to acceptable levels is contingent on two items. First, our utility business must execute constructive outcomes in rate cases at IPL and WPL in order for revenues to reflect lower retail sales and the recovery of our sizeable investments in wind, environmental retrofits, and advanced metering infrastructure. Second, RMT needs the combination of incentives in the American Recovery and Reinvestment Act of 2009 and pending energy legislation to produce their intended effect of increasing growth in the renewable energy market place. We continue to believe that RMT is well positioned to participate in that expected growth."

Additional details regarding Alliant Energy's second quarter EPS from continuing operations for 2009 and 2008 are as follows:

	2009	2008	Variance
Utility operations:			
Interim retail electric rate increase at IPL in Q2 2009			$0.10
Electric transmission and pension expenses at IPL			(0.10)
Impact of severe flooding on margins and expenses in Q2 2008			0.07
U.S. federal income tax audit settlement in Q2 2008			(0.07)
Restructuring charges in Q2 2009			(0.06)
Lower electric sales to industrial and wholesale customers			(0.03)
Retail fuel-related impacts at WPL			(0.03)
Impairment of IPL's steam assets in Q2 2009			(0.02)
Planned outage costs at IPL's M.L. Kapp Plant in Q2 2008			0.02
Other (primarily lower operations and maintenance costs)			0.03
Total utility operations	**$0.24**	**$0.33**	**(0.09)**
Non-regulated operations:			
U.S. federal income tax audit settlement in Q2 2008	--	0.04	(0.04)
RMT (including WindConnect®)	--	0.03	(0.03)
Other	0.04	0.04	--
Total non-regulated operations	**0.04**	**0.11**	**(0.07)**
Parent company:			
Other (primarily lower interest income and professional fees)	(0.02)	0.03	(0.05)
Total parent company	**(0.02)**	**0.03**	**(0.05)**
Earnings per share from continuing operations	**$0.26**	**$0.47**	**($0.21)**

The following comments are offered to further explain selected drivers of earnings performance during the second quarter of 2009:

Electric Transmission and Pension Expenses: Higher electric transmission and pension expenses at IPL in the second quarter of 2009 reduced EPS $0.08 per share and $0.02 per share, respectively. On March 27, 2009, IPL implemented interim rates as part of its retail electric rate case in Iowa that was filed on March 17, 2009. The $84 million annualized interim rate increase is expected to recover the higher electric transmission and pension expenses for the remainder of 2009.

Restructuring Charges / Impairment of Steam Assets: During the second quarter of 2009, Alliant Energy announced reductions in executive, management and staff positions; and the ceasing of operations of 4 units in WPL's generating fleet. Restructuring charges associated with these actions reduced earnings by $0.06 per share. Also during the quarter, IPL announced that it would stop providing steam service in downtown Cedar Rapids, Iowa in late 2009. This decision resulted in an impairment charge that reduced earnings $0.02 per share in the second quarter of 2009.

<u>Electric Sales</u>: Retail electric sales were 8% lower in the second quarter of 2009 compared to the same period last year, including a 13% reduction in industrial sales. In addition, wholesale electric sales were 7% lower in the second quarter of 2009 versus the same period last year. Because industrial and wholesale customers have the lowest margin contributions, the EPS impact of the sales decline was limited to $0.03 per share.

<u>WPL Retail Fuel Impact</u>: WPL recognized a benefit of $0.03 per share in the second quarter of 2009 as a result of fuel and purchased power prices remaining depressed primarily due to the economy. However, in the second quarter of 2008 WPL recognized a $0.06 per share benefit in a period of rapidly declining commodity prices. As a result, utility earnings were lower by $0.03 per share in the second quarter of 2009 compared to the second quarter of 2008 due to fuel cost recoveries.

<u>RMT</u>: RMT results were $0.03 per share lower in the second quarter of 2009 compared to the second quarter of 2008 as a result of reduced project activity in the wind industry. Although there are many projects in the planning stages, RMT expects to commence design, engineering and construction on only a few wind projects in the second half of 2009. With the incentive options for wind projects provided for in the American Recovery and Reinvestment Act of 2009, RMT currently anticipates a period of growth for wind projects in the future.

2009 Earnings Guidance

Alliant Energy is lowering its 2009 earnings guidance primarily due to continued pressures from the economy, record cool July weather and a higher effective tax rate at the utility business and reduced activity in the wind construction market in the non-regulated business. The new guidance excludes the $0.36 per share benefit associated with the non-recurring state income tax impacts that were recorded in the first quarter of 2009 as well as the $0.09 per share of charges related to restructuring charges and impairment of steam assets that were recorded in the first half of 2009.

The utility business has decreased earnings guidance as industrial and wholesale sales have been and are expected to continue to be weaker than previously forecasted. WPL is forecasting an additional 3% reduction in industrial sales and an additional 6% reduction in wholesale sales since its last earnings guidance. Both industrial and wholesale sales at WPL are forecasted to decline 11% compared to 2008. In addition to the industrial and wholesale sales declines, the earnings guidance includes a reduction of approximately $0.12 per share reflecting our initial estimate of the impact of reduced sales from July's significantly cool weather. Average temperatures in IPL's and WPL's service territories surpassed record low levels in July 2009.

Non-regulated operations earnings guidance is being lowered as a result of lower RMT earnings due to reduced activity in the wind construction market.

Higher professional expenses and lower interest income have caused the lower earnings guidance for the parent company.

	Prior	Revised
Utility	$1.95 – $2.25	$1.70 - $1.90
Non-regulated	0.23 – 0.27	0.16 – 0.18
Parent company	(0.04) – 0.00	(0.06) – (0.04)
Alliant Energy	**$2.18 – $2.48**	**$1.80 - $2.00**

The guidance also does not include the impact of certain non-cash valuation adjustments that Alliant Energy may incur, the impact of any future adjustments made to Alliant Energy's deferred tax asset valuation allowances, any adverse impacts of pending lawsuits, the impact of any restructuring charges, or the impacts of any cumulative effects of changes in accounting principles.

Drivers for Alliant Energy's earnings estimates include, but are not limited to:

- State of economy in its utility service territories and resulting implications on sales, including the impact of the current recession
- Cooler than normal weather conditions in its utility service territories for the month of July 2009 and normal weather conditions in its utility service territories for the remainder of 2009
- Ability to recover future purchased power, fuel and fuel-related costs through rates in a timely manner
- Ability of IPL and WPL to recover their operating costs, deferred expenditures and capital expenditures, and to earn a reasonable rate of return in future rate proceedings
- Continuing cost controls and operational efficiencies
- Execution of IPL's and WPL's wind projects and environmental expenditure plans
- RMT sales forecast and the limited level of growth in the wind development market

Projected Capital Expenditures

Alliant Energy is updating its anticipated capital expenditures for 2009 through 2011, originally issued on December 18, 2008, and updated in April 2009. The revised estimates, when compared to the April 2009 estimates, include increased expenditures in 2009 for WPL's Bent Tree wind project, IPL's Whispering Willow-East wind project and WPL's advanced metering infrastructure project, and decreased expenditures in 2009 for environmental projects. The net impact of these changes resulted in revised estimates for 2009 capital expenditures that are $60 million higher than the April 2009 estimates. Details of the current capital expenditure plan are as follows (in millions):

	2009	2010	2011
Utility business:(a)			
Generation – new facilities:			
IPL Wind – Whispering Willow-East	$290	$10	$0
IPL Wind – Whispering Willow-West	25	90	140
WPL Wind – Bent Tree	205	260	10
Subtotal	520	360	150
Environmental	130	110	225
Advanced metering infrastructure	70	20	40
Other utility capital expenditures	475	425	380
Total utility business	1,195	915	795
Non-regulated businesses	15	10	10
Alliant Energy	**$1,210**	**$925**	**$805**

(a) Cost estimates represent IPL's or WPL's estimated portion of total escalated construction and acquisition expenditures in millions of dollars and exclude AFUDC and potential Stimulus funds, if applicable.

Earnings Conference Call

A conference call to review the second quarter of 2009 results is scheduled for Thursday, August 6th at 9:00 a.m. central daylight time. Alliant Energy Chairman, President and Chief Executive Officer Bill Harvey and Vice President, Chief Financial Officer and Treasurer Patricia Kampling will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and conference call, Alliant Energy posted supplemental material on its website. A replay of the call will be available through August 13, 2009, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy anticipates filing its Quarterly Report on Form 10-Q no later than August 10, 2009. Financial statement information will be available at that time.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC (Resources), the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 400,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and regulatory agency orders;
- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, deferred expenditures and capital expenditures, including any construction costs incurred over the predetermined level included in the advanced rate making principles for IPL's Whispering Willow - East wind project, costs related to operating units that may be permanently closed, the earning of reasonable rates of return, and the payment of expected levels of dividends;
- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins, and ability to collect unpaid bills, in particular as a result of the current recession;
- weather effects on results of operations;
- developments that adversely impact IPL's and WPL's ability to implement their strategic plans including unanticipated issues in connection with construction of their new wind generating facilities, including their ability to obtain all required regulatory approvals and permits, and WPL's potential purchase of the Riverside Energy Center;
- IPL's ability to reduce the impact of transmission rate increases for 2009 and future years; either through regulatory proceedings with the Federal Energy Regulatory Commission or by recovery of costs in rates;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and retain purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact fuel and fuel-related prices and other economic conditions may have on IPL's and WPL's customers' demand for utility services;
- impacts that storms or natural disasters in their service territories may have on IPL's and WPL's operations, including uncertainties associated with efforts to remediate the effects of the June 2008 Midwest flooding, reimbursement of storm-related costs covered by insurance, amount of unreimbursed costs, levels of steam margins, rate relief for costs associated with restoration, and any asset impairment charges with respect to IPL's steam distribution and generating systems;
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations and the ability to recover through rates all environmental compliance costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;
- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions, including the American Clean Energy and Security Act, which contains a proposed greenhouse gas (GHG) cap-and-trade program;
- the growth rate of ethanol and biodiesel production in IPL's and WPL's service territories;
- continued access to the capital markets under competitive terms and rates;
- financial impacts of hedging strategies, including the impact of weather hedges or not hedging on earnings;
- sales and project execution for RMT, Inc. and the level of growth in the wind development market and the impact of the American Recovery and Reinvestment Act of 2009;
- issues related to electric transmission, including operating in the Midwest Independent Transmission System Operator (MISO) energy and ancillary services markets, the impacts of potential future billing adjustments from MISO and recovery of costs incurred;
- unplanned outages at generating facilities and risks related to recovery of incremental costs through rates;
- Alliant Energy Resources, LLC's (Resources') and Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the alleged default by Resources under the Indenture for the Exchangeable Senior Notes due 2030;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the purported shareowner derivative complaint stemming from the Exchangeable Senior Notes due 2030 litigation;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;

- current or future litigation, regulatory investigations, proceedings or inquiries;
- Alliant Energy's ability to sustain its dividend payout ratio goal;
- the direct or indirect effects resulting from terrorist incidents or responses to such incidents;
- employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages or additional restructurings;
- access to technological developments;
- any material post-closing adjustments related to any past asset divestitures;
- the impact of necessary accruals for the terms of incentive compensation plans;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- the ability to continue cost controls and operational efficiencies;
- increased retirement plan costs due to decreases in market value of plan assets;
- the ability to utilize tax capital losses and net operating losses generated to date, and those that may be generated in the future, before they expire;
- the ability to successfully complete ongoing tax audits and appeals with no material impact on earnings and cash flows; and
- inflation and interest rates.

Without limitation, the expectations with respect to 2009 Earnings Guidance and Projected Capital Expenditures in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

*Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

KEY FINANCIAL STATISTICS

	June 30, 2009	June 30, 2008
Common shares outstanding (000s)	**110,633**	110,456
Book value per share	**$25.71**	$24.85
Quarterly common dividend rate per share	**$0.375**	$0.35

KEY OPERATING STATISTICS

	Three Months Ended June 30,		**Six Months Ended June 30,**	
	2009	2008	**2009**	2008
Utility electric sales (000s of MWh)				
Residential	**1,564**	1,599	**3,712**	3,741
Commercial	**1,438**	1,476	**2,983**	2,987
Industrial	**2,719**	3,133	**5,444**	6,192
Retail subtotal	**5,721**	6,208	**12,139**	12,920
Sales for resale:				
Wholesale	**822**	882	**1,721**	1,824
Bulk power and other	**445**	327	**1,005**	592
Other	**39**	43	**81**	87
Total	**7,027**	7,460	**14,946**	15,423
Utility retail electric customers (at June 30)				
Residential	**839,246**	840,709		
Commercial	**134,762**	134,190		
Industrial	**2,901**	2,861		
Total	**976,909**	977,760		
Utility gas sold and transported (000s of Dth)				
Residential	**3,331**	3,990	**17,554**	19,086
Commercial	**2,585**	2,952	**11,521**	12,922
Industrial	**642**	962	**1,861**	2,476
Retail subtotal	**6,558**	7,904	**30,936**	34,484
Interdepartmental	**265**	466	**577**	735
Transportation / other	**11,263**	12,366	**27,608**	31,277
Total	**18,086**	20,736	**59,121**	66,496
Utility retail gas customers (at June 30)				
Residential	**363,611**	363,430		
Commercial	**45,129**	45,131		
Industrial	**566**	578		
Total	**409,306**	409,139		

Margin increases (decreases) from net impacts of weather (in millions) -				
Electric margins -				
Weather impacts on demand compared to normal weather	**($4)**	($6)	**($1)**	$--
Gains (losses) from weather derivatives	**--**	3	**(3)**	--
Net weather impact	**($4)**	($3)	**($4)**	$--
Gas margins -				
Weather impacts on demand compared to normal weather	**$--**	$1	**$4**	$9
Losses from weather derivatives	**--**	--	**(3)**	(3)
Net weather impact	**$--**	$1	**$1**	$6

	Three Months Ended June 30,			**Six Months Ended June 30,**		
	2009	2008	Normal [b]	**2009**	2008	Normal [b]
Cooling degree days (CDDs) [a]						
Cedar Rapids, Iowa (IPL)	**182**	151	225	**182**	151	226
Madison, Wisconsin (WPL)	**146**	113	180	**146**	113	180
Heating degree days (HDDs) [a]						
Cedar Rapids, Iowa (IPL)	**748**	790	706	**4,349**	4,744	4,064
Madison, Wisconsin (WPL)	**842**	847	855	**4,594**	4,796	4,337

[a] Alliant Energy entered into weather derivatives based on CDDs during the months of June through August 2008 and HDDs during the months of January through March in 2008 and 2009 to reduce potential volatility on its margins from the impacts of weather.
[b] CDDs and HDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDDs and HDDs.